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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

THE GYMBOREE CORPORATION

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

403777105

(Cusip Number)

Stuart G. Moldaw
Moldaw Family Management
1550 El Camino Real, Suite 290
Menlo Park, CA 94025-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 403777105			Page 2 of 12

1.	Name of Reporting Person: Stuart G. Moldaw		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,428,480 shares of Common Stock, of which 850,659 are subject to stock options that are exercisable within 60 days of the date of filing.

		8.	Shared Voting Power: 33,205

		9.	Sole Dispositive Power: 1,428,480 shares of Common Stock, of which 850,659 are subject to stock options that are exercisable within 60 days of the date of filing.

		10.	Shared Dispositive Power: 1,430,718

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,859,198

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.76%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 403777105			Page 3 of 12

1.	Name of Reporting Person: Stuart G. Moldaw and Phyllis I. Moldaw, Trustees for the SGM and PIM Trust		I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 577,821

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 577,821

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 577,821

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.97%

14.	Type of Reporting Person (See Instructions): OO

SCHEDULE 13D

CUSIP No. 403777105			Page 4 of 12

1.	Name of Reporting Person: Carol Moldaw		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 308,505

		8.	Shared Voting Power: 777,990

		9.	Sole Dispositive Power: 308,505

		10.	Shared Dispositive Power: 777,990

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,086,495

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.71%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 403777105			Page 5 of 12

1.	Name of Reporting Person: Susan Moldaw		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 311,018

		8.	Shared Voting Power: 777,990

		9.	Sole Dispositive Power: 311,018

		10.	Shared Dispositive Power: 777,990

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,089,008

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 3.72%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 403777105			Page 6 of 12

1.	Name of Reporting Person: Carol Moldaw and Susan Moldaw, Trustees for the 1976 Moldaw Family Trust		I.R.S. Identification Nos. of above persons (entities only): 94-6435206

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 777,990

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 777,990

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 777,990

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.66%

14.	Type of Reporting Person (See Instructions): OO

SCHEDULE 13D

CUSIP No. 403777105	Page 7 of 12

Item 1. Security and Issuer.

     This Schedule 13D relates to the shares of common stock, $0.001 par value (the “Gymboree Common Stock”), of The Gymboree Corporation (the “Issuer” or “Gymboree”). Gymboree is a Delaware corporation, and its principal executive offices are located at 700 Airport Boulevard, Suite 200, Burlingame, CA 94010-1912.

Item 2. Identity and Background.

     This Amendment No. 3 to Schedule 13D is filed jointly by (1) Stuart G. Moldaw, (2) Stuart G. Moldaw and Phyllis I. Moldaw, Trustees for the SGM and PIM Trust (“SGM/PIM Trust”), a California living trust, (3) Carol Moldaw, (4) Susan Moldaw and (5) Carol Moldaw and Susan Moldaw, Trustees for the 1976 Moldaw Family Trust, a California trust (“1976 Trust”). Mr. Moldaw’s principal occupation is Chairman Emeritus of the Board of Directors of Gymboree and Chairman Emeritus of the Board of Director of Ross Stores. Carol Moldaw’s principal occupation is writing. Susan Moldaw’s principal occupation is homemaking. Stuart G. Moldaw, the SGM/PIM Trust, Carol Moldaw, Susan Moldaw and the 1976 Trust will collectively be identified hereinafter as the “Reporting Persons.”

     This statement is based upon the Reporting Persons’ direct and indirect beneficial ownership of shares of Gymboree Common Stock. The business address of all five Reporting Persons is 1550 El Camino Real, Suite 290, Menlo Park, CA 94025-4100.

     During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Moldaw is a citizen of the United States, residing in California. Carol Moldaw is a citizen of the United States, residing in New Mexico. Susan Moldaw is a citizen of the United States, residing in California. The SGM/PIM Trust and 1976 Trust are organized under the laws of California.

Item 3. Source and Amount of Funds or Other Consideration

     Not applicable.

Item 4. Purpose of Transaction

     Mr. Moldaw, 76, is planning the diversification of his portfolio in anticipation of his eventual retirement from Gymboree’s board of directors. He has adopted a trading plan to sell substantially all of his holdings in Gymboree in an orderly fashion. Two of Mr. Moldaw’s family members have also established trading plans to sell substantially all of their holdings in Gymboree.

     Mr. Moldaw has entered into a written plan covering a proposed sale of shares of Gymboree Common Stock. The plan is entered into with Goldman, Sachs & Co. and is intended to comply with the provisions of Rule 10b5-1 promulgated under the Securities Act of 1934. Pursuant to the terms of the plan, up to 1,286,685 shares could be sold, subject to such price, volume, timing and other provisions as specified in the plan.

     Each of Carol Moldaw, Susan Moldaw and the 1976 Trust have entered into a written plan covering a proposed sale of shares of Gymboree Common Stock. The plans are entered into with Goldman, Sachs & Co.

SCHEDULE 13D

CUSIP No. 403777105	Page 8 of 12

and are intended to comply with the provisions of Rule 10b5-1 promulgated under the Securities Act of 1934. Pursuant to the terms of the plans, an aggregate of up to 1,397,513 shares could be sold, subject to such price, volume, timing and other provisions as specified in the plan.

     As a result of the items described above, this Amendment No. 3 is filed on behalf of Mr. Moldaw and members of his family. Mr. Moldaw and the other Reporting Persons named herein each disclaim membership in a group as such term is defined in Section 13(d)(5) of the Securities Act of 1934 and the rules and regulations promulgated thereunder. In addition, Mr. Moldaw and the other Reporting Persons named herein each disclaim beneficial ownership as such term is defined in Section 13(d)(3) of the Securities Act of 1934 and the rules and regulations promulgated thereunder.

Item 5. Interest in Securities of the Issuer

(a)  As of September 8, 2003 (the “Filing Date”), the Reporting Persons together as a group had beneficial ownership, as defined in Rule 13(d)-3(a) (“Beneficial Ownership”) of an aggregate of 2,859,198 shares of Gymboree Common Stock, representing 9.76% of the outstanding Gymboree Common Stock. Of such shares, 850,659 shares are subject to stock options held by Mr. Moldaw that are exercisable within 60 days of the filing date.

	Sole Power to	Shared Power to
Name:	Vote and Dispose	Vote and Dispose

Stuart G. Moldaw(1)	1,428,480	1,430,718 (2)
Stuart G. Moldaw and Phyllis I Moldaw, Trustees for the SGM and PIM Trust(3)	577,821	0
Carol Moldaw(4)	308,505	777,990
Susan Moldaw(5)	311,018	777,990
Carol Moldaw and Susan Moldaw, Trustees for the 1976 Moldaw Family Trust(6)	777,990	0

(1)  As of the Filing Date, Mr. Moldaw had Beneficial Ownership of 850,659 shares of Gymboree Common Stock subject to stock options exercisable within 60 days, 577,821 shares held by the SGM/PIM Trust and 33,205 shares held by Mr. Moldaw’s wife. In addition, Mr. Moldaw is deemed to beneficially own 308,505 shares held by Mr. Moldaw’s adult daughter, Carol Moldaw, 311,018 shares held by Mr. Moldaw’s adult daughter, Susan Moldaw, and 777,990 shares held by the 1976 Trust. Mr. Moldaw disclaims beneficial ownership of such shares. Mr. Moldaw’s aggregate Beneficial Ownership is 2,859,198 shares, or 9.76% of the Gymboree Common Stock.

(2)  Mr. Moldaw only has shared voting power over 33,205 shares held by his wife.

(3)  As of the Filing Date, the SGM/PIM Trust had Beneficial Ownership of 577,821 shares representing 1.97% of the Gymboree Common Stock.

(4)  As of the Filing Date, Carol Moldaw had Beneficial Ownership of 308,505 shares of Gymboree Common Stock and 777,990 shares held by the 1976 Trust representing 3.71% of the Gymboree Common Stock. In addition, Carol Moldaw is deemed to beneficially own 1,461,685 shares held by Mr. Moldaw. Carol Moldaw disclaims beneficial ownership of the shares held by Mr. Moldaw.

(5)  As of the Filing Date, Susan Moldaw had Beneficial Ownership of 311,018 shares of Gymboree Common Stock and 777,990 shares held by the 1976 Trust representing 3.72% of the Gymboree Common Stock. In addition, Susan Moldaw is deemed to beneficially own 1,461,685 shares held by Mr. Moldaw. Susan Moldaw disclaims beneficial ownership of the shares held by Mr. Moldaw.

(6)  As of the Filing Date, the 1976 Trust had Beneficial Ownership of 777,990 shares representing 2.66% of the Gymboree Common Stock.

(b)  See above.

(c)  The following transactions were effected during the past sixty days:

SCHEDULE 13D

CUSIP No. 403777105	Page 9 of 12

The Moldaw Family Foundation, a California private foundation of which Mr. Moldaw is a director, disposed of all 36,042 shares of Gymboree Common Stock held by such foundation in the following manner:

Date	Amount of	Price
of Sale	Shares Sold	per Share
8/22/03	7,210	15.0728
8/25/03	7,208	15.0820
8/26/03	10,028	15.0940
8/27/03	11,596	15.6048

The Moldaw Family Supporting Foundation, a California non-profit corporation of which Mr. Moldaw is a president and director, disposed of 38,116 shares of Gymboree Common Stock held by such corporation in the following manner:

Date	Amount of	Price
of Sale	Shares Sold	per Share
8/22/03	7,624	15.0728
8/25/03	7,623	15.0820
8/26/03	10,605	15.0940
8/27/03	12,264	15.6048

Carol Moldaw and Susan Moldaw, Trustees for the SGM PIM Charitable Remainder Trust, DTD 8/6/93, disposed of all 31,386 shares of Gymboree Common Stock held by such trust in the following manner:

Date	Amount of	Price
of Sale	Shares Sold	per Share
8/22/03	6,278	15.0728
8/25/03	6,277	15.0820
8/26/03	8,733	15.0940
8/27/03	10,098	15.6048

Carol Moldaw and Susan Moldaw, Trustees for the SGM PIM Charitable Remainder Unitrust, DTD 7/10/95, disposed of all 150,045 shares of Gymboree Common Stock held by such trust in the following manner:

Date	Amount of	Price
of Sale	Shares Sold	per Share
8/22/03	30,009	15.0728
8/25/03	30,009	15.0820
8/26/03	41,751	15.0940
8/27/03	48,276	15.6048

SCHEDULE 13D

CUSIP No. 403777105	Page 10 of 12

On August 27, 2003, Susan Moldaw disposed of all 2,126 shares held by her in an IRA account at a price of $15.610 per share.

On August 28, 2003, Mr. Moldaw disposed of all 7,235 shares held by him in an IRA account at a price of $15.770 per share.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities as described in this item.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Moldaw is the managing trustee of the SGM/PIM Trust. Carol Moldaw and Susan Moldaw are trustees of the 1976 Trust.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement

SCHEDULE 13D

CUSIP No. 403777105	Page 11 of 12

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

September 8, 2003 (Date)	/s/Stuart G. Moldaw Stuart G. Moldaw

SGM/PIM TRUST

September 8, 2003 (Date)	/s/Stuart G. Moldaw By: Stuart G. Moldaw Its: Trustee

September 8, 2003 (Date)	/s/Carol Moldaw Carol Moldaw

September 8, 2003 (Date)	/s/Susan Moldaw Susan Moldaw

1976 MOLDAW FAMILY TRUST

September 8, 2003 (Date)	/s/Susan Moldaw By: Susan Moldaw Its: Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No. 403777105	Page 12 of 12

EXHIBIT 1

JOINT FILING AGREEMENT

     WHEREAS, the statement on Schedule 13D to which this agreement is an exhibit (the “Joint Statement”) is being filed on behalf of two or more persons (collectively the “Reporting Persons”); and

     WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all Reporting Persons rather than individual statements on Schedule 13D on behalf of each of the Reporting Persons;

     NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

     1.     Each of the Reporting Persons is individually eligible to use the Joint Statement.

     2.     Each of the Reporting Persons is responsible for the timely filing of the Joint Statement or any amendments thereto.

     3.     Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in the Joint Statement.

     4.     None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such person knows or has reason to believe that such information is inaccurate.

     5.     The undersigned agree that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

Dated: September 8, 2003

STUART G. MOLDAW	SUSAN MOLDAW

/s/ Stuart G. Moldaw	/s/ Susan Moldaw

SGM/PIM TRUST	1976 MOLDAW FAMILY TRUST

/s/ Stuart G. Moldaw By: Stuart G. Moldaw Its: Trustee	/s/ Susan Moldaw By: Susan Moldaw Its: Trustee

CAROL MOLDAW

/s/ Carol Moldaw